July 28, 2005

Via Facsimile

Stephen N. Landsman, Esq.
General Counsel
Nalco Holding Company
1601 West Diehl Road
Naperville, IL 60563

Re:	Nalco Holding Company
	Registration Statement on Form S-1
      File No. 333-126642
      Filed July 15, 2005

Dear Mr. Landsman:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover

1. Please disclose here that the selling shareholder is owned partly by members of management.

Principal Stockholders and Selling Stockholders, page 96

2. Please disclose the number of shares being offered by the selling stockholder as soon as possible as required by Item 507 of Regulation
S-K.




3. Please clarify by way of footnote to the table or other manner the nature of any position, office or other material relationship that each Nalco LLC unit holder listed has had with you within the past three years pursuant to Item 507 of Regulation S-K

4. Please disclose the natural persons with voting or investment control over Nalco LLC.

Underwriting, page 121

5. Prior to the effectiveness of your registration statement, please provide us with a copy of the letter or call from the NASD indicating that the NASD has no objection to the underwriting compensation described in the filing.

6. We note that some members of the underwriting syndicate will engage in Internet distributions. Please tell us which members will engage in any electronic offer, sale or distribution of the shares and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel of the Division of Corporation Finance.

7. We note that an electronic prospectus will be made available on websites maintained by the underwriters. Please tell us whether you or the underwriters have any arrangements with a third party to host or access your registration statement on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement.
Provide us also with copies of all information concerning your company or registration statement that has appeared on their website.
Again, if you subsequently enter into any such arrangements, promptly supplement your response.

8. If the company or the underwriters intend to engage in a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Exhibits

9. Please allow us sufficient time to review your underwriting agreement and legality opinion prior to requesting effectiveness of the registration statement.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Craig Slivka at (202) 942-7470 or the undersigned branch Chief who supervised review of this filing at
(202) 551-3767 with any questions.

      Sincerely,


      Jennifer Hardy
      Branch Chief

CC:	Edward Tolley
      Richard Finyes
	212-455-2502
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Stephen N. Landsman, Esq.
Nalco Holding Company
Page 1 of 4


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE